PRELIMINARY TERMS SUPPLEMENT NO. 63 dated January 31, 2010 (Subject to Completion)
To Product Supplement No. 6 dated February 23, 2010 and
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

Units
Bear Accelerated Return Notes®
Linked to the Russell 2000® Index
Due August , 2011
$10 principal amount per unit

Eksportfinans ASA

Expected Pricing Date*	February , 2011
Settlement Date*	February , 2011
Maturity Date*	August , 2011
CUSIP No.	

Bear Accelerated Return Notes®

- A maturity of approximately six months
- 3-to-1 upside exposure to decreases in the level of the Russell 2000® Index (the **Index**), subject to a cap of 9.00% to 13.00%
- 1-to-1 downside exposure to increases in the level of the Index, with no downside limit
- Payment on the Bear Notes is subject to the credit risk of Eksportfinans
- No periodic interest payments
- No listing on any securities exchange

Market Downside Protection
Enhanced Income
Market Access
Enhanced Return

Enhanced Return

EKSPORT FINANS
NORWAY

The Bear Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Bear Notes involves a number of risks. There are important differences between the Bear Notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this preliminary terms supplement, beginning on page PS-3 of product supplement no. 6, and beginning on page S-4 of the prospectus supplement. The Bear Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, MLPF&S is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)	$ 0.10	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.90	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual will be $9.975 and $0.075 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.90 per unit and $0.00 per unit, respectively. For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

* Depending on the date the Bear Notes are priced for initial sale to the public (the pricing date), which may be in February or March 2011, the settlement date may occur in February or March 2011, and the maturity date may occur in August 2011 or September 2011. Any reference in this terms supplement to the month in which the pricing date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
February    , 2011

Summary

The Bear Accelerated Return Notes® Linked to the Russell 2000® Index due August    , 2011 (the Bear Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Bear Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Bear Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Bear Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Bear Notes are designed for investors (i) who seek a leveraged return, subject to a cap, if the level of the Russell 2000® Index (the Index) decreases moderately from the Starting Value of the Index, as determined on the Pricing Date, to the Ending Value of the Index, as determined during the Calculation Period or (ii) who want to invest in a security of this kind for risk diversification purposes. The Bear Notes should not be viewed as a hedging instrument for an investor’s long equity positions because the Bear Notes are a capped investment and will not track the market movements of your investments. Investors must be willing to forgo interest payments on the Bear Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Bear Notes. Investors generally should recognize short-term capital gain or loss upon the sale, exchange or redemption, or at maturity, of the Bear Notes, and any such gain or loss is subject to certain tax implications, set forth under “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations.”

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6. References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Bear Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10 per unit
Term:	Approximately 6 months
Market Measure:	Russell 2000® Index (Bloomberg Symbol RTY)
Participation Rate:	300%
Starting Value:	The closing level of the Index on the Pricing Date. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.
Ending Value:

The average of the closing levels of the Index on the five Calculation Days occurring during the Calculation Period. If it is determined that a scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled Calculation Day, the Ending Value will be determined as more fully described on page PS-12 of product supplement no. 6.

Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is greater than the Starting Value.
Capped Value:

$10.90 to $11.30 per unit of the Bear Notes, which represents a return of 9.00% to 13.00% over the $10 Original Offering Price. The actual Capped Value of the Bear Notes will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.

Calculation Period:

Five scheduled Calculation Days shortly before the maturity date, determined as of the Pricing Date and set forth in the final terms supplement that will be made available in connection with sales of the Bear Notes.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Bear Notes

On the maturity date, you will receive a cash payment per unit (the Redemption Amount) calculated as follows:

Bear Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Bear Notes, assuming a Capped Value of $11.10 (an 11.00% return), the midpoint of the Capped Value range of $10.90 to $11.30. The green line reflects the hypothetical returns on the Bear Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of hypothetical payment at maturity calculations (rounded to two decimal places), based upon the Participation Rate of 300% and assuming a hypothetical Starting Value and a hypothetical Threshold Value of 779.96, the closing level of the Index on January 25, 2011, and a hypothetical Capped Value of $11.10, the midpoint of the range of $10.90 and $11.30.

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	779.96
Hypothetical Ending Value:	623.97

Hypothetical Payment at maturity (per unit) = $11.10 (Payment at maturity (per unit) cannot be greater than the Capped Value)

Example 2—The hypothetical Ending Value is equal to 99% of the hypothetical Starting Value:

Hypothetical Starting Value:	779.96
Hypothetical Ending Value:	772.16

Hypothetical Payment at maturity (per unit) = $10.30

Example 3—The hypothetical Ending Value is equal to 130% of the hypothetical Starting Value and hypothetical Threshold Value:

Hypothetical Starting Value:	779.96
Hypothetical Ending Value:	1,013.95
Hypothetical Threshold Value:	779.96

Hypothetical Payment at maturity (per unit) = $7.00

Bear Accelerated Return Notes®	TS-3

The following table illustrates, for a hypothetical Starting Value and a hypothetical Threshold Value of 779.96 (the closing level of the Index on January 25, 2011) and a range of hypothetical Ending Values of the Index:

  the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
  the hypothetical Redemption Amount per unit (rounded to two decimal places); and
  the hypothetical total rate of return to holders of the Bear Notes.

The table below assumes a hypothetical Capped Value of $11.10, the midpoint of the Capped Value range of $10.90 and $11.30.

Hypothetical Ending Value(1)		Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount per unit		Hypothetical total rate of return on the Bear Notes

545.97		-30.00%	$11.10		10.00%
623.97		-20.00%	$11.10		10.00%
701.96		-10.00%	$11.10		10.00%
717.56		-8.00%	$11.10	(2)	10.00%
764.36		-2.00%	$10.60		6.00%
768.26		-1.50%	$10.45		4.50%
772.16		-1.00%	$10.30		3.00%
776.06		-0.50%	$10.15		1.50%
779.96	(3)	0.00%	$10.00		0.00%
818.96		5.00%	$9.50		-5.00%
857.96		10.00%	$9.00		-10.00%
935.95		20.00%	$8.00		-20.00%
1,013.95		30.00%	$7.00		-30.00%
1,091.94		40.00%	$6.00		-40.00%
1,169.94		50.00%	$5.00		-50.00%
1,247.94		60.00%	$4.00		-60.00%
1,325.93		70.00%	$3.00		-70.00%

(1)	The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	The hypothetical Redemption Amount per unit of the Bear Notes cannot exceed the assumed Capped Value of $11.10 (the midpoint of the range of $10.90 and $11.30). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.

(3)	This is the hypothetical Starting Value and hypothetical Threshold Value, the closing level of the Index on January 25, 2011. The actual Starting Value and actual Threshold Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Bear Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Threshold Value, Ending Value, Capped Value and the term of your investment.

Bear Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the Bear Notes and a conventional debt security. An investment in the Bear Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Bear Notes in the “Risk Factors” section beginning on page PS-3 of product supplement no. 6 and the “Risk Factors – Risks relating to index linked notes or notes linked to certain assets” section beginning on page S-6 of the prospectus supplement identified below under “Additional Terms of the Bear Notes,” as well as the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Notes.

  Your investment may result in a loss, which could be substantial.

  Your yield on the Bear Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.

  Your return, if any, is limited and may not reflect the return on a direct investment in the components included in the Index.

  You must rely on your own evaluation of the merits of an investment linked to the Index.

  In seeking to provide investors with what we believe to be commercially reasonable terms for the Bear Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Bear Notes. If a trading market develops for the Bear Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Bear Notes on a date prior to the stated maturity date. MLPF&S is not obligated to make a market for, or to repurchase, the Bear Notes.

  The sponsor of the Index may adjust the Index in a way that affects its level, and the sponsor of the Index has no obligation to consider your interests.

  You will not have the right to receive cash dividends or exercise ownership rights with respect to the component stocks included in the Index.

  Many factors affect the trading value of the Bear Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

  Purchases and sales by MLPF&S and its affiliates may affect your return on the Bear Notes.

  MLPF&S or its affiliates may do business with underlying companies.

  Hedging transactions may affect the return of the Bear Notes.

  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” beginning on page PS-21 of product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Bear Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Bear Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Bear Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Bear Accelerated Return Notes®	TS-5

Investor Considerations

You may wish to consider an investment in the Bear Notes if:

  You anticipate that the Index will decrease moderately from the Starting Value to the Ending Value or seek risk diversification.

  You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

  You accept that the return on the Bear Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Bear Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

  You accept that a trading market is not expected to develop for the Bear Notes. You understand that secondary market prices for the Bear Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

  You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the Bear Notes.

The Bear Notes may not be appropriate investments for you if:

  You anticipate that the Index will increase from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Bear Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at a percentage that will be between 9.00% and 13.00% over the Original Offering Price.

  You seek interest payments or other current income on your investment.

  You want to receive dividends or other distributions paid on the stocks included in the Index.

  You want assurances that there will be a liquid market if and when you want to sell the Bear Notes prior to maturity.

  You are not willing or are unable to assume the credit risk associated with us, as the issuer of the Bear Notes.

Other Provisions

We may deliver the Bear Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Bear Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Bear Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Bear Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Bear Notes to dealers and/or selling agents, including affiliates that are dealers, at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee based-discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. If you place an order to purchase the Bear Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Bear Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Bear Notes that was made available to investors in connection with the initial offering of the Bear Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Bear Accelerated Return Notes®	TS-6

The Index

All disclosures contained in this terms supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from information provided by Frank Russell Company (Russell). Additional information on the Index is available on the Russell website: www.russell.com. We are not incorporating by reference the website or any material included on that website in this term sheet. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Russell discontinuing publication of the Index are discussed in the section of product supplement no. 6 beginning on page PS-16 entitled "Description of the Notes – Discontinuance of the Market Measure." None of Eksportfinans, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by us. The Bear Notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the Bear Notes.

Russell began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Index. The Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Index consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and current index membership) included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Index is determined, comprised, and calculated by Russell without regard to the Bear Notes.

Selection of Stocks Underlying the Index

Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently the Index:

  U.S. company. All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (HCIs): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (ADDTV). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation (BDI) country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

  Trading requirements. All securities eligible for inclusion in the Index must trade on a major U.S. exchange. Bulletin board, pink sheets, and over-the-counter (OTC) traded securities are not eligible for inclusion.

  Minimum closing price. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non- primary exchange will be used to calculate market capitalization and index membership.

  Minimum total market capitalization. Companies with a total market capitalization of less than $30 million are not eligible for the Index. Total market capitalization is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation.

  Minimum float requirement. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Index.

  Company structure. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

Annual reconstitution is a process by which the Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. Reconstitution of the Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

Bear Accelerated Return Notes®	TS-7

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Index. The current Index level is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares publicly available, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Index. To calculate the Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

Capitalization Adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization:

  Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

  Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if they are greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds, unless these firms have a direct relationship to the company, such as board representation.

  Employee stock ownership plan shares. Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted.

  Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

  IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

  Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Index

Changes to all Russell U.S. indices, including the Index, are made when an action is final.

  “No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason ( e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity.

  Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Index.

  Re-incorporations. Members of the Index that are re-incorporated to another country but continue to trade in the U.S. will be reviewed for eligibility at the next reconstitution. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Companies that re-incorporate to the U.S. during the year, will be reviewed for eligibility at the next reconstitution.

  Re-classifications of shares (primary vehicles). The primary vehicle share class will not be assessed or changed outside of reconstitution unless the existing share class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made.

  Rights offerings. Rights offered to shareholders are reflected in the Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption.

  Changes to shares outstanding. Changes to shares outstanding due to buybacks (including Dutch Auctions), secondary offerings, merger activity with a non-Index member and other potential changes are updated at the end of the month (with the sole exception of June) in which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

  Spin-offs. The only additions between reconstitution dates are as a result of spin-offs and IPOs. Spin-off companies are added to the Index if warranted by the market capitalization of the spin-off company.

Bear Accelerated Return Notes®	TS-8

  Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined that the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Index, will be increased simultaneously.

  Delisting. Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index.

  Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

  Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

  Dividends. Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash.

  Halted securities. Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Index is available on the following website: http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this term sheet.

Bear Accelerated Return Notes®	TS-9

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through December 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Bear Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Bear Notes. On January 25, 2011, the closing level of the Index was 779.96.

Before investing in the Bear Notes, you should consult publicly available sources for the level and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Russell and Eksportfinans have entered into a non-exclusive license agreement for the license to Eksportfinans, in exchange for a fee, of the right to use indices owned and published by Russell (including the Index) in connection with certain securities, including the Bear Notes. The license agreement provides that the following language must be stated in this term supplement:

The Bear Notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the Bear Notes or any member of the public regarding the advisability of investing in securities generally or in the Bear Notes particularly or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to us is the licensing of certain trademarks and trade names of Russell and of the Index, which is determined, composed, and calculated by Russell without regard to us or the Bear Notes. Russell is not responsible for and has not reviewed the Bear Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing, or trading of the Bear Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, INVESTORS, HOLDERS OF THE BEAR NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Bear Accelerated Return Notes®	TS-10

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Bear Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Bear Notes, we intend to treat the Bear Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Bear Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Bear Notes should be treated as a capital gain while any loss should be treated as a capital loss. This capital gain or loss should be short-term capital gain or loss.

You should consult your tax adviser regarding the treatment of the Bear Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Bear Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-21 of the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Bear Notes.

General. The Bear Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Bear Notes or instruments that are similar to the Bear Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Bear Notes (including alternative characterizations of the Bear Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Bear Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Bear Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Bear Notes. Upon a sale, exchange or redemption of the Bear Notes, or upon settlement of the Bear Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Bear Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Bear Notes should equal the amount paid by the U.S. Holder to acquire the Bear Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Bear Note should be short-term capital gain or loss.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Bear Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Bear Notes.

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the Bear Notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the Bear Notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to the Bear Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Bear Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Bear Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

You should review the “Taxation in the United States” section beginning on page PS-21 of the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Bear Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Bear Accelerated Return Notes®	TS-11

Additional Terms of the Bear Notes

You should read this terms supplement, together with the documents listed below, which together contain the terms of the Bear Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Bear Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated February 23, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000089109210000684/e37836_424b2.htm
  Prospectus supplement and prospectus dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Bear Accelerated Return Notes®	TS-12